August 14, 2006
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Lesli Sheppard, Senior Staff Attorney
                   Mr. Matthew Franker, Staff Attorney
Re:	Maverick Tube Corporation Preliminary Proxy Statement Filed on June 30, 2006 File No. 001-10651
Ladies and Gentlemen:
     On behalf of Maverick Tube Corporation (“Maverick” or the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated July 28, 2006 (the “Comment Letter”) with respect to Maverick’s preliminary proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2006 (the “Proxy Statement”). Concurrently with the filing of this letter, Maverick is filing a revised preliminary proxy statement (the “Revised Proxy Statement”).
     For the convenience of the Staff, we have set forth the comments contained in the Comment Letter along with the responses of Maverick. All responses in this letter are provided on a supplemental basis.
General
1.	Please supplementally provide us with a copy of the board book.
RESPONSE: Maverick has supplementally provided the Staff with a copy of the requested presentation materials on a confidential basis under cover of a letter dated August 14, 2006.
2.	The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.
RESPONSE: Maverick has abridged and reordered the “Summary Term Sheet” section of the Revised Proxy Statement in response to the Staff’s comment.

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August 14, 2006

Opinion of Maverick’s Financial Advisor, page 2
3.	Please revise to state the opinion of Maverick’s Financial Advisor, rather than merely stating that Maverick received an opinion as to the fairness of the merger consideration.
RESPONSE: Maverick has revised the disclosure in the “Summary Term Sheet” section of the Revised Proxy Statement to set forth Morgan Stanley & Co., Incorporated’s (“Morgan Stanley”) opinion as to the fairness of the merger consideration.
4.	Please also disclose in this section the fee that you will pay to Morgan Stanley. We note that it is contingent upon the consummation of the merger from our disclosure on page 24.
RESPONSE: Maverick has supplemented the disclosure in the “Summary Term Sheet” section of the Revised Proxy Statement to state the aggregate fee that Maverick has agreed to pay Morgan Stanley for its opinion and financial advisory services in connection with the merger.
Questions and Answers About the Special Meeting and the Merger, page 7
5.	Please disclose what percentage of unaffiliated stockholders needs to vote for the merger in order to approve the transaction. Where appropriate, please provide this information elsewhere in the filing.
RESPONSE: Maverick has supplemented the disclosure in the “Questions and Answers About the Special Meeting and the Merger” section of the Revised Proxy Statement to include a question and answer explaining the vote of unaffiliated stockholders required to approve the merger.
Expenses of Proxy Solicitation, page 13
6.	Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.
RESPONSE: Maverick hereby confirms its understanding of the requirements of Item 14a-6(b) and (c) of Schedule 14A.
The Merger, page 14
Background of the Merger, page 14
7.	Please expand your discussion to address events occurring between your board of directors’ determination in autumn 2005 that it was not in the best interests of your stockholders to pursue a change in control transaction and the meeting between Messrs. Bunch and Rocca on April 30, 2006. Please specifically address the conditions leading to the April 30 meeting, including whether it was commenced upon the initiative of Mr. Bunch or whether the board had determined to pursue a change of control transaction and whether you considered or pursued other strategic alternatives during this period.
RESPONSE: Maverick has revised the disclosure in the “Background of the Merger” section of the Revised Proxy Statement to clarify that

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the unsolicited telephone call from Mr. Rocca to Mr. Bunch in late April 2006 was the first discussion between the companies regarding a potential transaction.
8.	Please expand your discussion throughout as to why the board decided to pursue a cash merger as opposed to other strategic alternatives. See Regulation M-A, Item 1004(a)(2)(iii).
RESPONSE: Maverick has supplemented the disclosure in the “Background of the Merger” section of the Revised Proxy Statement to include additional information regarding the decision of the board of directors to pursue a cash merger as opposed to other strategic alternatives.
9.	We note your statement in the discussion of the June 8, 2006, meeting that Tenaris needed to reduce the merger consideration to $64 per share “based on market conditions and certain other factors.” Please disclose in greater detail the market conditions and “other factors” resulting in a lowering of the purchase price.
RESPONSE: Maverick has supplemented the disclosure in the “Background of the Merger” section of the Revised Proxy Statement to include additional information regarding the factors communicated to Mr. Bunch by Mr. Rocca that caused Tenaris to reduce its proposed purchase price.
Opinion of Maverick’s Financial Advisor, page 18
10.	Please provide for the staff’s review all materials prepared by Morgan Stanley and provided to Maverick’s board, or their representatives. Provide all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials.
RESPONSE: Maverick has supplementally provided the Staff with copies of the board presentations prepared by Morgan Stanley and provided to Maverick’s board of directors on a confidential basis under cover of a letter dated August 14, 2006.
11.	We note your statement on page 18 that Morgan Stanley received financial projections from you. Please provide us supplementally with copies of these projections and all other financial information you prepared for your financial advisor. Please also confirm to us that these forecasts were not made to Tenaris or, alternatively, revise your proxy statement to include them in the filing. We may have further comment upon review of your response.
RESPONSE: Maverick has supplementally provided the Staff with copies of the requested projections on a confidential basis under cover of a letter dated August 14, 2006. Furthermore, we hereby confirm that the subject projections were not made available to Tenaris.
12.	Please disclose the basis for Morgan Stanley’s assumption that the financial projections relating to you were reasonably prepared.
RESPONSE: Maverick has supplemented the disclosure in the “Opinion of Maverick’s Financial Advisor” section of the Revised Proxy Statement to explain the basis for its assumption that the financial projections were reasonably prepared.

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August 14, 2006

13. Please disclose, if true, that no updated opinion will be obtained.
RESPONSE: Maverick has supplemented the disclosure in the “Opinion of Maverick’s Financial Advisor” section of the Revised Proxy Statement to clarify that Maverick does not intend to obtain an updated opinion from Morgan Stanley.
14.	Please revise your discussion of equity research analysts’ price targets on page 20 to clarify how far into the future the analyzed price targets projected. In addition, please disclose how the 11% estimated cost of capital was computed.
RESPONSE: Maverick has supplemented the disclosure in the “Opinion of Maverick’s Financial Advisor — Equity Research Analysts’ Price Targets” section of the Revised Proxy Statement to indicate that the analyzed price targets projected twelve months into the future and to explain how the discount rate was derived by Morgan Stanley.
15.	Please disclose how Morgan Stanley selected the companies used in its comparable company and precedent transactions analyses. Disclose whether any companies meeting these criteria were excluded from the analyses.
RESPONSE: Maverick has supplemented the disclosure in the “Opinion of Maverick’s Financial Advisor — Comparable Company Analysis” and “Opinion of Maverick’s Financial Advisor — Analysis of Precedent Transactions” sections of the Revised Proxy Statement to explain its selection process.
16.	Please disclose the basis for the “representative financial multiples” used in the comparable company analysis and the assumed EBITDA multiples and estimated weighted average cost of capital used in the discounted cash flow analysis. Similarly revise the discussion of the leveraged buyout analysis to state the basis for the assumed range of EBITDA multiples and internal rate of return on equity.
RESPONSE: Maverick has supplemented the disclosure in the “Opinion of Maverick’s Financial Advisor — Comparable Company Analysis” section and the “Opinion of Maverick’s Financial Advisor — Discounted Cash Flow Analysis” section of the Revised Proxy Statement to state the basis for the representative financial multiples, the assumed range of EBITDA multiples and the discount rate.
Maverick has supplemented the disclosure in the “Opinion of Maverick’s Financial Advisor — Leveraged Buyout Analysis” section of the Revised Proxy Statement to state the basis for the assumed range of EBITDA multiples and internal rate of return on equity.
17.	Please describe in more detail the compensation paid to Morgan Stanley for prior transactions with Maverick Tube. Please refer to Item 1015(b)(4) of Regulation M-A.
RESPONSE: Maverick has supplemented the disclosure in the “Opinion of Maverick’s Financial Advisor” section of the Revised Proxy Statement to include additional information regarding the compensation Maverick paid to Morgan Stanley in prior transactions between the parties.
Interests of Maverick’s Directors and Executive Officers in the Merger, page 26

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18.	We note your disclosure concerning the board’s awareness of actual and apparent conflicts of interest. Please explain how the board resolved these potential conflicts of interest.
RESPONSE: Maverick’s board of directors did not find it necessary to implement any special procedures to address or resolve these conflicts of interest because the board determined that the conflicts of interest were not material to Maverick. Maverick has supplemented the disclosure in the first paragraph in the “Interests of Maverick’s Directors and Executive Officers in the Merger” section of the Revised Proxy Statement to clarify that the conflicts of interest are not material.
Change in Control Provisions in Severance Agreements, page 27
19.	Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all executive officers, directors and key employees will receive as a result of the transaction. Provide this information on an individual and group basis.
RESPONSE: Maverick has supplemented the disclosure in the “Interests of Maverick’s Directors and Executive Officers in the Merger” section of the Revised Proxy Statement to include additional information regarding the payments to be received by executive officers and directors, individually and in the aggregate, as a result of the merger. Please note that C. Robert Bunch, T. Scott Evans and Joyce M. Schuldt are Maverick’s only current executive officers.
Regulatory Matters, page 30
20.	Please update your discussion throughout this section to disclose whether the required filings have been made and, if so, the date on which such filings were made.
RESPONSE: Maverick has revised the disclosure in the “Regulatory Matters” section of the Revised Proxy Statement to include updated information regarding the status of regulatory filings.
Appraisal Rights, page 34
21.	Please revise to disclose whether stockholders who have complied with Section 262 and have not voted for the merger will be notified of the date by which the statute requires them to exercise their appraisal rights.
RESPONSE: Maverick has revised the disclosure in the “Appraisal Rights” section of the Revised Proxy Statement to indicate that Maverick will provide stockholders with notice of the date by which they must exercise their appraisal rights.
Conditions to the Merger, page 46
22.	Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit stockholders’ votes.
RESPONSE: Maverick notes that, except with respect to the determination that an Exon-Florio filing was not warranted in connection with the merger and the resulting waiver by Tenaris and OS Acquisition Corporation of the related closing condition, no party to the merger agreement has a current intention to waive a closing condition and Maverick has noted this fact in the Proxy Statement. However, if a party should

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elect to waive a material condition following the mailing of a definitive proxy statement, the parties would consider whether they would be required to re-solicit stockholders’ votes pursuant to the Delaware General Corporation Law.
Special Meeting Proxy Card
23. Please revise your discussion of proposal 1 to state the merger consideration.
RESPONSE: Maverick has revised Proposal 1 of the proxy card to state the per share merger consideration to be received by Maverick stockholders in connection with the merger.
* * * * *
     Maverick hopes to commence mailing of the definitive Proxy Statement to stockholders by the end of August to be in a position to hold a special meeting of stockholders late in September or early in October. If you have any questions regarding the foregoing or the Revised Proxy Statement, please contact the undersigned at (312) 853-7238 or Joyce M. Schuldt of Maverick at (636) 733-1863.
Very truly yours,
/s/ Frederick C. Lowinger
Frederick C. Lowinger

cc:	Joyce M. Schuldt, Esq.
Thomas A. Cole, Esq.
David J. Zampa, Esq.